ProPetro Holding Corp.
1706 S. Midkiff, Bldg. B
Midland, Texas 79701

(432) 688-0012

March 13, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:                    H. Roger Schwall, Assistant Director

Division of Corporation Finance

Re:                             ProPetro Holding Corp.
Registration Statement on Form S-1 (No. 333-215940)
Submitted February 7, 2017
CIK No. 0001680247

Ladies and Gentlemen:

Set forth below is the response of ProPetro Holding Corp., a Delaware corporation (“we,” “our” or the “Company”), to a comment received telephonically from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 22, 2017, with respect to the Company’s Registration Statement on Form S-1 submitted to the Commission on February 7, 2017, as amended (the “Registration Statement”).

The Company submitted supplemental materials to the Staff on January 20, 2017 and again on February 3, 2017, which included copies of the relevant portions of industry data cited or relied upon in the Registration Statement as the basis for certain industry and market-related disclosures in the Registration Statement. These supplemental materials included market research data by Spears & Associates, Rystad Energy, Baker Hughes and the U.S. Energy Information Administration. We confirm that the industry data we provided was not commissioned specifically for the Company and is either available publicly at no charge or is equally available to all paying subscribers to such information.

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Securities and Exchange Commission

March 13, 2017

Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

ProPetro Holding Corp.

By:	/s/ Dale Redman
Dale Redman
Chief Executive Officer

cc:                                Jerard Gibson, Securities and Exchange Commission

Jeannette Wong, Securities and Exchange Commission

Shannon Buskirk, Securities and Exchange Commission

Ryan J. Maierson, Latham & Watkins LLP

Thomas G. Brandt, Latham & Watkins LLP